

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 27, 2006

Ms. Frances R. Powell
Executive VP, CFO and Treasurer
NCI Building Systems, Inc.
10943 N. Sam Houston Parkway West
Houston, TX 77064

  RE: Form 10-K for the fiscal year ended October 29, 2005
    Form 10-Q for the quarter ended January 29, 2006
    File No. 1-14315

Dear Ms. Powell:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

  If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

      Sincerely,

      Rufus Decker
      Accounting Branch Chief